B. Riley Securities, inc.

1300 17th Street North, Suite 1300

Arlington, Virginia 22209

September 9, 2025

VIA EDGAR

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	OTG Acquisition Corp. I
Registration Statement on Form S-1
Filed August 25, 2025
File No. 333-289828

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of OTG Acquisition Corp. I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern time on Thursday, September 11, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

B. RIley Securities, inc.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Co-CEO

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]